UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL PERIOD ENDED AUGUST 1, 2003

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM       TO

COMMISSION FILE NUMBER 0-20570

A.  FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT
FROM THAT OF THE ISSUER NAMED BELOW:

USA Interactive Retirement Savings Plan—Networks

B.  NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE
ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

InterActiveCorp
152 West 57th Street
New York, New York
10019

REQUIRED INFORMATION

1.                                       Not applicable.

2.                                       Not applicable.

3.                                       Not applicable.

4.                                       The USA Interactive Retirement Savings Plan—Networks (the “Plan”) is subject to the requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”). Attached hereto as Appendix I is a copy of the most recent financial statements of the Plan prepared in accordance with the financial reporting requirements of ERISA.

Exhibits

(23)	Consent of Ernst & Young LLP.

(99)	Certification pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

USA Interactive Retirement Savings Plan—Networks

Date: June 15, 2004	By:	/s/ KARLA PACKER

Karla Packer
Vice President, Human Resources
InterActiveCorp

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Appendix I

Financial Statements

USA Interactive Retirement Savings Plan—Networks

August 1, 2003 and December 31, 2002
and Period ended August 1, 2003

Contents

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Benefits

Statement of Changes in Net Assets Available for Benefits

Notes to Financial Statements

USA Interactive Retirement Savings Plan—Networks

Report of Independent Registered Public Accounting Firm

The Administrative Committee

USA Interactive Retirement Savings Plan – Networks

We have audited the accompanying statements of net assets available for benefits of the USA Interactive Retirement Savings Plan – Networks as of August 1, 2003 and December 31, 2002, and for the related statement of changes in net assets for the period from January 1, 2003 through August 1, 2003. These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at August 1, 2003 and December 31, 2002, and the changes in its net assets available for benefits for the period from January 1, 2003 through August 1, 2003, in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP

New York, New York
June 10, 2004

USA Interactive Retirement Savings Plan—Networks

Statements of Net Assets Available for Benefits

	August 1, 2003	December 31, 2002

Assets
Investments, at fair value	$—	$15,545,163
Receivables:
Participant	—	9,011
Employer	—	2,729

Total receivables	—	11,740

Net assets available for benefits	$—	$15,556,903

See accompanying notes.

USA Interactive Retirement Savings Plan—Networks

Statement of Changes in Net Assets Available for Benefits

Period ended August 1, 2003
Additions to net assets attributed to:
Net realized and unrealized appreciation in fair value of plan investments	$1,902,661
Investment income:
Dividend and interest income	267,271
Contributions:
Participant contributions	386,095
Employer contributions	137,987
Participant rollover contributions	81,263
Total additions	2,775,277

Deductions from net assets attributed to:
Benefits paid to participants	973,761
Administrative expenses	250
Transfers to other plans	17,358,169
Total deductions	18,332,180

Net decrease in net assets available for benefits	(15,556,903)
Net assets available for benefits—beginning of period	15,556,903
Net assets available for benefits—end of period	$—

See accompanying notes.

USA Interactive Retirement Savings Plan—Networks

Notes to Financial Statements

August 1, 2003

1.                                      Description of the Plan

The following description of the USA Interactive Retirement Savings Plan—Networks, (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

Effective August 1, 2003, the Plan merged into the InterActiveCorp Retirement Savings Plan and legal control and ownership of the assets passed as of that date. As a result of the merger, Company employees received service credit in the InterActiveCorp Retirement Savings Plan and their account balances were transferred to the InterActiveCorp Retirement Savings Plan.

The Plan is a defined contribution Plan covering substantially all employees of certain affiliated companies of InterActiveCorp (formerly USA Interactive (the “Company”)). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

On May 7, 2002, the Company completed the contribution of its entertainment businesses (the “Entertainment Group”) to Vivendi Universal Entertainment LLLP, a new joint venture controlled by Vivendi Universal, S.A. As a result, assets of $40,089,388 were transferred out of the Plan. The termination of the Entertainment Group participants resulted in a partial termination of the Plan. As a result, the accounts of the participants involved in the partial termination were fully vested and non-forfeitable.

Contributions

Participants can make contributions through payroll deductions ranging from 1% to 16% of their pre-tax compensation as defined in the Plan. Participants can direct their contributions to any of the Plan’s fund options and may change their investment options on a daily basis.

The Company contributes an amount equal to 50% of the first 6% of compensation that a participant contributes in each payroll period to the Plan. The Company may also make a discretionary contribution of funds which is set annually by the Company’s Board of Directors. For the period ended August 1, 2003, the Company’s matching contributions was $137,987. No discretionary contributions were made to the Plan.

Vesting

Participant contributions are fully vested at the time of contribution. Participants are 100% vested in the Company contribution portion of their accounts plus actual earnings thereon after four years of credited service, and the vesting occurs ratably over four years.

Eligibility

Participants must have completed at least 30 days of service, as defined in the Plan document.

Participants’ Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contributions and Plan earnings. Allocations are based on participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Forfeitures

Company matching contributions that become forfeitures are first made available to reinstate previously forfeited account balances of qualifying participants who have left the Company and have subsequently returned. The remaining amount, if any, is used to reduce the Company’s matching contributions.

Participant Loans

Participants may borrow from their fund accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 reduced by the highest outstanding loan balance within the last 12 months or 50% of their vested account balances. With the exception of loans used to purchase a primary residence, which can have terms up to 15 years, loan terms are limited to a maximum of five years. Loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with commercial prevailing rates as determined by the Plan administrator. Principal and interest are paid ratably through biweekly payroll deductions.

Payment of Benefits

Upon a participant’s retirement, death, disability or other interruption of continuous service, his/her entire vested account balance will be distributed in the form of a lump sum unless the participant’s vested balance is at least $5,000 and the participant elects to leave such amounts in the Plan.

Participants reaching age 59.5 may elect to withdraw some or all of their accounts while still employed. Participants’ pretax contributions may be withdrawn earlier, subject to certain hardship withdrawal provisions of the Plan. Participants who have made after-tax contributions may elect to withdraw some or all of their accounts with no limit on the number of withdrawals of this type. Terminated participants may elect to receive a distribution of their account balances, subject to income tax and early withdrawal penalties.

Plan Termination

Although the Company has expressed no intent to terminate the Plan, in the event that the Plan is terminated by the Company, all amounts credited to the participants’ accounts would become 100% vested and the net assets would be distributed to participants. The merger of the Plan into the InterActiveCorp Retirement Savings Plan, described above, does not constitute a Plan termination.

Administrative Expenses

Substantially all of the administrative expenses are paid by the Company. Participants are responsible for certain transaction fees related to their respective account, such as new loan set-up fees and hardship withdrawal fees. The participant expenses were $250 for the period ended August 1, 2003.

2.                                      Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

Investments

The Plan’s investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. The participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded as of their trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

3.                                      Investments

The Plan’s investments (including investments purchased, sold and held during the periods) appreciated in fair value as determined by quoted market prices as follows:

Period ended August 1, 2003
Investments in mutual funds	$1,382,049
Investments in InterActiveCorp common stock	520,612
$1,902,661

The Plan’s investments are held in a bank-administered trust fund. The following are investments that represent 5% or more of the Plan’s net assets.

	August 1, 2003	December 31, 2002

American Century Ultra Fund	$—	$4,696,636
American Century Value Fund	—	887,663
Schwab Composite Fund	—	970,750
JP Morgan Smart Index Fund	—	1,315,560
American Century Stable Asset Fund	—	3,394,029

4.                                      Related Party and Party-in-Interest Transactions

Certain Plan investments are shares of mutual funds managed by JP Morgan Retirement Plan Services. JP Morgan Retirement Plan Services is the trustee as defined in the Plan, and therefore these transactions qualify as party-in-interest transactions.

5.                                      Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated May 19, 2003 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, is qualified and the related trust is tax exempt.